UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

July 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77936F103

1.	Names of Reporting Persons Foundry Venture Capital 2013, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,595,833 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,595,833 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,833 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 11,595,833 shares of the Issuer’s Class A common stock held by 2013 LP.  2013 LLC is the general partner of 2013 LP and the Managing Members are the managing members of 2013 LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons Foundry Venture 2013, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,595,833 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,595,833 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,833 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 11,595,833 shares of the Issuer’s Class A common stock held by 2013 LP. 2013 LLC is the general partner of 2013 LP and the Managing Members are the managing members of 2013 LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons Foundry Group Next, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,169,330 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,169,330 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,330 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 6,169,330 shares of the Issuer’s Class A common stock held by Next LP. Next LLC is the general partner of Next LP and the Managing Members are managing members of Next LLC. Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons FG Next GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,169,330 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,169,330 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,330 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 6,169,330 shares of the Issuer’s Class A common stock held by Next LP. Next LLC is the general partner of Next LP and the Managing Members are managing members of Next LLC. Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

 (3)            This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons Bradley A. Feld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,765,163 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,765,163 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,765,163 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 11,595,833 shares held of the Issuer’s Class A common stock held by 2013 LP and 6,169,330 shares held of the Issuer’s Class A common stock held by Next LP. 2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons Seth Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,765,163 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,765,163 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,765,163 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 11,595,833 shares held of the Issuer’s Class A common stock held by 2013 LP and 6,169,330 shares held of the Issuer’s Class A common stock held by Next LP.  2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 77936F103

1.	Names of Reporting Persons Ryan A. McIntyre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,765,163 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,765,163 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,765,163 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Consists of 11,595,833 shares held of the Issuer’s Class A common stock held by 2013 LP and 6,169,330 shares held of the Issuer’s Class A common stock held by Next LP. 2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 9, 2021.

(3)               This percentage is calculated based upon 157,199,138 outstanding shares of the Issuer’s Class A common stock, as reported in the Issuer’s Form 8-K (Commission File No. 001-39774) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

Item 1.
	(a)	Name of Issuer Rover Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2101 Fourth Avenue, 4th Floor Seattle, Washington 98121

Item 2.
	(a)	Name of Person Filing Foundry Venture Capital 2013, L.P. Foundry Venture 2013, LLC Foundry Group Next, L.P. FG Next GP, LLC Bradley A. Feld Seth Levine Ryan A. McIntyre
	(b)	Address of Principal Business Office or, if none, Residence 1050 Walnut Street Suite 210 Boulder, CO 80302
	(c)	Citizenship
		Entities:	Foundry Venture Capital 2013, L.P. Foundry Venture 2013, LLC Foundry Group Next, L.P. FG Next GP, LLC	- - - -	Delaware Delaware Delaware Delaware

		Individuals:	Bradley A. Feld Seth Levine Ryan A. McIntyre	- - -	United States of America United States of America United States of America
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 77936F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

Foundry Venture Capital 2013, L.P.		Foundry Group Next, L.P.

By:	Foundry Venture 2013, LLC	By:	FG Next GP, LLC
its	General Partner	its	General Partner

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

Foundry Venture 2013, LLC		FG Next GP, LLC

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

/s/ Bradley A. Feld		/s/ Ryan A. McIntyre
Bradley A. Feld		Ryan A. McIntyre

/s/ Seth Levine
Seth Levine

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the

Common Stock of Rover Group, Inc. is filed on behalf of each of us.

Dated: August 9, 2021

Foundry Venture Capital 2013, L.P.		Foundry Group Next, L.P.

By:	Foundry Venture 2013, LLC	By:	FG Next GP, LLC
its	General Partner	its	General Partner

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

Foundry Venture 2013, LLC		FG Next GP, LLC

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

/s/ Bradley A. Feld		/s/ Ryan A. McIntyre
Bradley A. Feld		Ryan A. McIntyre

/s/ Seth Levine
Seth Levine